GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

RECEIVED
2004 MAY 11 A 9:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: GCSS-EL/0969/04/LTR

7 May 2004

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

[redacted]

04024927

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 3 May 2004 (*Notice of Substantial Shareholder's Interest – 5 sets*); and
- 6 May 2004 (*Trading Update and Results for the three months ended 31 March 2004 by Subsidiary, Millennium & Copthorne Hotels plc*)

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

5/19

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

http://www.cdl.com.sg

MASNET No. 23 OF 03.05.2004
Announcement No. 57

RECEIVED
2004 MAY 11 A 9:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED

Notice Of Substantial Shareholder's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 3 May 2004

2. Name of Substantial Shareholder: Hong Realty (Private) Limited ("HR")

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:

2. Name of Registered Holder:

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:	
No. of shares which are the subject of this notice: As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change: As a percentage of issued share capital:	

PART III

1. Date of change of deemed interest: 01/04/2004

2. The change in the percentage level: From 3.359% to 3.360%

3. Circumstance(s) giving rise to the interest or change in interest: Others

Please specify details:	HR has deemed interest in these shares held by 43 Sixth Avenue Development Pte Ltd, by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of the purchase of 10,000 ordinary shares of $0.50 each in City Developments Limited by 43 Sixth Avenue Development Pte Ltd on 1 April 2004.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	29,170,931	27,781,598
As a percentage of issued share capital:	3.527	3.359
No. of shares held after the change:	29,170,931	27,791,598
As a percentage of issued share capital:	3.527	3.36

% of issued share capital is based on the Company's issued share capital of $413,592,821.50 divided into 827,185,643 shares of $0.50 each as at 3 May 2004.

Submitted by Enid Ling Peek Fong, Company Secretary on 03/05/2004 to the SGX

MASNET No. 27 OF 03.05.2004
Announcement No. 61

CITY DEVELOPMENTS LIMITED

Notice Of Substantial Shareholder's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 03/05/2004

2. Name of Substantial Shareholder: Hong Leong Holdings Limited ("HLH")

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:

2. Name of Registered Holder:

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:	
No. of shares which are the subject of this notice: As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change: As a percentage of issued share capital:	

PART III

1. Date of change of deemed interest: 14/04/2004

2. The change in the percentage level: From 2.148% to 2.148%

3. Circumstance(s) giving rise to the interest or change in interest: Others

Please specify details: HLH has deemed interest in these shares held by Aster Land Development Pte Ltd ("Aster"), Fairmount Development Pte Ltd ("Fairmount") and Upnorth Development Pte. Ltd. ("Upnorth"), by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The series of transactions arising from the purchases of ordinary shares of $0.50 each in City Developments Limited ("Shares") by Aster, Fairmount and Upnorth on 14 April 2004, set out below has not resulted in any change in the percentage level:

(1) Purchase of 2,000 Shares by Aster
(2) Purchase of 2,000 Shares by Fairmount
(3) Purchase of 2,000 Shares by Upnorth

PART IV

1. Holdings of <u>Substantial Shareholder</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	135,261,343	17,764,202
As a percentage of issued share capital:	16.352	2.148
No. of shares held after the change:	135,261,343	17,770,202
As a percentage of issued share capital:	16.352	2.148

% of issued share capital is based on the Company's issued share capital of $413,592,821.50 divided into 827,185,643 shares of $0.50 each as at 3 May 2004.

Submitted by Enid Ling Peek Fong, Company Secretary on 03/05/2004 to the SGX

MASNET No. 29 OF 03.05.2004
Announcement No. 63

CITY DEVELOPMENTS LIMITED

Notice Of Substantial Shareholder's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 03/05/2004

2. Name of Substantial Shareholder: Hong Leong Investment Holdings Pte. Ltd. ("HLIH")

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:

2. Name of Registered Holder:

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:	
No. of shares which are the subject of this notice: As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change: As a percentage of issued share capital:	

PART III

1. Date of change of deemed interest: 15/04/2004

2. The change in the percentage level: From 33.292% to 33.301%

3. Circumstance(s) giving rise to the interest or change in interest: Others

Please specify details:	HLIH has deemed interest in these shares held by Sun Yuan Overseas Pte Ltd ("SYO"), Sun Yuan Holdings Pte Ltd ("SYH"), 43 Sixth Avenue Development Pte Ltd ("43SAD"), Aster Land Development Pte Ltd ("Aster"), Fairmount Development Pte Ltd ("Fairmount"), Upnorth Development Pte. Ltd. ("Upnorth") and SingAsia Investments Pte Ltd ("SingAsia"), by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions arising from the purchases of ordinary shares of $0.50 each in City Developments Limited ("Shares") by SYO, SYH, 43SAD, Aster, Fairmount, Upnorth and SingAsia set out below:

(1) Purchase of 2,000 Shares by SYO on 01/04/2004
(2) Purchase of 2,000 Shares by SYH on 01/04/2004
(3) Purchase of 10,000 Shares by 43SAD on 01/04/2004
(4) Purchase of 2,000 Shares by Aster on 14/04/2004
(5) Purchase of 2,000 Shares by Fairmount by 14/04/2004
(6) Purchase of 2,000 Shares by Upnorth on 14/04/2004
(7) Purchase of 50,000 Shares by SingAsia on 15/04/2004

PART IV

1. Holdings of <u>Substantial Shareholder</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	127,426,669	275,388,713
As a percentage of issued share capital:	15.405	33.292
No. of shares held after the change:	127,426,669	275,458,713
As a percentage of issued share capital:	15.405	33.301

% of issued share capital is based on the Company's issued share capital of $413,592,821.50 divided into 827,185,643 shares of $0.50 each as at 3 May 2004.

Submitted by Enid Ling Peek Fong, Company Secretary on 03/05/2004 to the SGX

MASNET No. 30 OF 03.05.2004
Announcement No. 64

CITY DEVELOPMENTS LIMITED

Notice Of Substantial Shareholder's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 03/05/2004

2. Name of Substantial Shareholder: Kwek Holdings Pte Ltd

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:

2. Name of Registered Holder:

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of issued share capital:	
No. of shares which are the subject of this notice:	
As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of issued share capital:	

PART III

1. Date of change of deemed interest: 15/04/2004

2. The change in the percentage level: From 48.697% to 48.706%

3. Circumstance(s) giving rise to the interest or change in interest: Others

Please specify details:

KH has deemed interest in these shares held by Sun Yuan Overseas Pte Ltd ("SYO"), Sun Yuan Holdings Pte Ltd ("SYH"), 43 Sixth Avenue Development Pte Ltd ("43SAD"), Aster Land Development Pte Ltd ("Aster"), Fairmount Development Pte Ltd ("Fairmount"), Upnorth Development Pte. Ltd. ("Upnorth") and SingAsia Investments Pte Ltd ("SingAsia"), by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions arising from the purchases of ordinary shares of $0.50 each in City Developments Limited ("Shares") by SYO, SYH, 43SAD, Aster, Fairmount, Upnorth and SingAsia set out below:

(1) Purchase of 2,000 Shares by SYO on 01/04/2004
(2) Purchase of 2,000 Shares by SYH on 01/04/2004
(3) Purchase of 10,000 Shares by 43SAD on 01/04/2004
(4) Purchase of 2,000 Shares by Aster on 14/04/2004
(5) Purchase of 2,000 Shares by Fairmount by 14/04/2004
(6) Purchase of 2,000 Shares by Upnorth on 14/04/2004
(7) Purchase of 50,000 Shares by SingAsia on 15/04/2004

PART IV

1. Holdings of <u>Substantial Shareholder</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		402,815,382
As a percentage of issued share capital:		48.697
No. of shares held after the change:		402,885,382
As a percentage of issued share capital:		48.706

% of issued share capital is based on the Company's issued share capital of $413,592,821.50 divided into 827,185,643 shares of $0.50 each as at 3 May 2004.

Submitted by Enid Ling Peek Fong, Company Secretary on 03/05/2004 to the SGX

MASNET No. 33 OF 03.05.2004
Announcement No. 67

CITY DEVELOPMENTS LIMITED

Notice Of Substantial Shareholder's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 03/05/2004

2. Name of Substantial Shareholder: Davos Investment Holdings Private Limited ("Davos")

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:

2. Name of Registered Holder:

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of issued share capital:	
No. of shares which are the subject of this notice:	
As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of issued share capital:	

PART III

1. Date of change of deemed interest: 15/04/2004

2. The change in the percentage level: From 48.697% to 48.706%

3. Circumstance(s) giving rise to the interest or change in interest: Others

Please specify details:	Davos has deemed interest in these shares held by Sun Yuan Overseas Pte Ltd ("SYO"), Sun Yuan Holdings Pte Ltd ("SYH"), 43 Sixth Avenue Development Pte Ltd ("43SAD"), Aster Land Development Pte Ltd ("Aster"), Fairmount Development Pte Ltd ("Fairmount"), Upnorth Development Pte. Ltd. ("Upnorth") and SingAsia Investments Pte Ltd ("SingAsia"), by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions arising from the purchases of ordinary shares of $0.50 each in City Developments Limited ("Shares") by SYO, SYH, 43SAD, Aster, Fairmount, Upnorth and SingAsia set out below:

(1) Purchase of 2,000 Shares by SYO on 01/04/2004
(2) Purchase of 2,000 Shares by SYH on 01/04/2004
(3) Purchase of 10,000 Shares by 43SAD on 01/04/2004
(4) Purchase of 2,000 Shares by Aster on 14/04/2004
(5) Purchase of 2,000 Shares by Fairmount by 14/04/2004
(6) Purchase of 2,000 Shares by Upnorth on 14/04/2004
(7) Purchase of 50,000 Shares by SingAsia on 15/04/2004

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		402,815,382
As a percentage of issued share capital:		48.697
No. of shares held after the change:		402,885,382
As a percentage of issued share capital:		48.706

% of issued share capital is based on the Company's issued share capital of $413,592,821.50 divided into 827,185,643 shares of $0.50 each as at 3 May 2004.

Submitted by Enid Ling Peek Fong, Company Secretary on 03/05/2004 to the SGX

MASNET No. 30 OF 06.05.2004
Announcement No. 33

RECEIVED
2004 MAY 11 A 9:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED

Trading Update and Results for the three months ended 31 March 2004 by Subsidiary, Millennium & Copthorne Hotels plc

6 May 2004

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Trading Update and Results for the three months ended 31 March 2004

We attach herewith a copy of the subject Announcement released today by our subsidiary, Millennium & Copthorne Hotels plc, for your information.

Mill113b.

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 06/05/2004 to the SGX

6 May 2004

MILLENNIUM & COPTHORNE HOTELS PLC
TRADING UPDATE AND RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2004

Millennium & Copthorne Hotels plc today provides a trading update and results for the three months ended 31 March 2004.

Group results

- Group turnover increased to £126.6m (2003: £125.1m)
- Group operating profit increased to £13.9m (2003: £9.6m - includes £2.6m pre-opening expenses for the Millenium Hilton Hotel in New York)
- Underlying pre-tax profits before disposal of fixed assets increased to £5.1m (2003: £1.4m loss)
- Profit on disposal of fixed assets £0.5m (2003: £6.1m)
- Pre-tax profits increased to £5.6m (2003: £4.7m)

Overview

- Improved RevPAR performance in all regions – Group RevPAR up 3.7% compared to equivalent period in 2003
- Group occupancies increased to 68.5% from 64.9% in the equivalent period in 2003
- Comparable period in 2003 suffered from the build up of war in Iraq; SARs did not impact the Group until the third week of March
- Group's Q1 2004 results benefit from the successful re-opening of the Millenium Hilton Hotel, New York in May 2003

Commenting today, Mr Kwek Leng Beng, Chairman said:

"Although still early in the Group's financial year, the Group's performance for the first quarter of 2004 confirms that our recovery is on track. Group RevPAR for the four weeks to 28 April was up 24.4% albeit against easier comparatives in 2003 .

Enquiries:

Tony Potter, Joint Interim Chief Executive	020 7872 2444
David Cashman, Vice President Group Finance	020 7872 2444
Millennium & Copthorne Hotels plc	
Nick Claydon/Kate Miller/Chi Lo	020 7404 5959
Brunswick Group Limited	

MILLENNIUM & COPTHORNE HOTELS PLC TRADING UPDATE AND RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2004

Overview

Whilst 2003 began steadily, our business was severely affected by the build up to the outbreak of war in Iraq in March 2003 and SARs, which impacted our Asian hotels from the second half of March 2003 onwards. We are pleased to report that the improving trend in trading that we saw in the second half of 2003, in particular in the last quarter, has continued.

For the three months to 31 March, turnover increased to £126.6m (2003: £125.1m). Group operating profit increased to £13.9m, up from £9.6m in 2003 when the Group incurred £2.6m pre-opening costs for the Millenium Hilton, New York. Underlying pre-tax profits before disposal of fixed assets were £5.1m (2003: £1.4m loss). Profits from the disposal of fixed assets were £0.5m compared to £6.1m in 2003 resulting in profit before tax of £5.6m (2003: £4.7m).

Group RevPAR for the quarter was £38.02, a 3.7% improvement on a like for like basis, in constant currency (LFL). Group occupancies for the period increased to 68.5% compared to 64.9% in the equivalent period in 2003.

Summary of performance

We are pleased to note signs of RevPAR recovery in all our regions.

In New York City, LFL RevPAR was marginally ahead of 2003 in a competitive conference market. The Millenium Hilton which was re-opened in May 2003, continues to trade well and we expect significant benefits from it as the year progresses. Recovery in our regional US hotels was uneven, but overall RevPAR was up 2.6% for the first quarter. We are encouraged by trading trends seen in April across our US estate.

In London, our strategy to focus on tactical price reductions rather than wholesale cuts is showing benefits. Whilst occupancies dipped slightly from 75.4% to 74.7%, RevPAR at £57.57 was 4.6% higher than last year based on a stronger average room rate of £77.07 (2003: £72.97).

Within the Rest of Europe, RevPAR growth for our UK Provincial properties was up 3.6%, based on increased occupancies. Average rate of £65.38 was down marginally against last year (£65.66). In Continental Europe, RevPAR increased by 1.8%.

Our operations in Asia are continuing to improve with overall RevPAR up 7.0% to £31.89. This was driven for the most part by increased occupancy. We have experienced continued pressure on average rate in all countries except Taiwan. It should be noted that the SARS epidemic did not impact our Asian operations until the last two weeks of March last year.

Our Australasian portfolio continues to perform well and saw RevPAR improve by 3.0% as a result of both increased occupancies and rates.

Prospects

Although still early in the Group's financial year, the Group's performance for the first quarter of 2004 confirms that our recovery is on track. Group RevPAR for the four weeks to 28 April was up 24.4% albeit against easier comparatives in 2003.

Kwek Leng Beng
Chairman

Consolidated profit and loss account for the quarter ending 31 March 2004

	3 months ended 31 March 2004 £m Unaudited	3 months ended 31 March 2003 £m Unaudited	Year ended 31 December 2003 £m Audited
Turnover			
Group and share of joint ventures	**140.6**	136.6	583.2
Less share of turnover of joint ventures	**(14.0)**	(11.5)	(60.1)
Group turnover	**126.6**	125.1	523.1
Cost of sales	**(59.1)**	(59.5)	(242.1)
Gross profit	**67.5**	65.6	281.0
Administrative expenses	**(53.6)**	(53.4)	(218.5)
Other operating expenses	**-**	(2.6)	(8.1)
Group operating profit	**13.9**	9.6	54.4
Share of operating profits of joint ventures	**1.3**	0.8	7.0
Total operating profit	**15.2**	10.4	61.4
Profit on disposal of fixed assets	**0.5**	6.1	0.4
Profit before interest and taxation	**15.7**	16.5	61.8
Interest payable less receivable			
Group	**(9.2)**	(10.4)	(38.3)
Joint ventures	**(0.9)**	(1.4)	(4.8)
	(10.1)	(11.8)	(43.1)
Profit on ordinary activities before taxation	**5.6**	4.7	18.7
Tax on profit on ordinary activities	**(0.9)**	(1.3)	(1.9)
Profit on ordinary activities after taxation	**4.7**	3.4	16.8
Minority interests - equity	**(2.8)**	(1.8)	(5.7)
Profit for the financial period	**1.9**	1.6	11.1
Dividends paid and proposed	**-**	-	(17.7)
Retained profit/(loss) for the financial period	**1.9**	1.6	(6.6)
Basic earnings per share	**0.7p**	0.6p	3.9p
Diluted earnings per share	**0.7p**	0.6p	3.9p

Key Operating Statistics
for the quarter ending 31 March 2004

	3 months ended 31 March 2004 Excluding Hilton Reported Currency	3 months ended 31 March 2003 Like for Like Constant Currency	3 months ended 31 March 2003 Reported Currency	Year ended 31 December 2003 Reported Currency
Occupancy (%)				
New York	**79.5**	81.2	81.2	83.8
Rest of USA	**53.1**	50.9	50.9	57.0
USA	**58.0**	56.4	56.4	61.9
London	**74.7**	75.4	75.4	80.9
Rest of Europe	**69.0**	65.5	65.5	69.8
Europe	**71.5**	69.9	69.9	74.7
Asia	**70.7**	61.0	61.0	56.5
Australasia	**83.3**	82.2	80.1	68.7
Group	**68.5**	64.9	64.9	64.9
Average room rate (£)				
New York	**86.21**	84.01	95.56	101.87
Rest of USA	**49.69**	50.53	57.47	57.97
USA	**58.89**	59.38	67.53	68.88
London	**77.07**	72.97	72.97	73.85
Rest of Europe	**67.66**	69.28	68.85	66.74
Europe	**72.01**	71.05	70.82	70.16
Asia	**45.10**	48.86	53.60	51.98
Australasia	**40.33**	39.67	37.03	37.14
Group	**55.50**	56.47	58.90	60.42
RevPAR (£)				
New York	**68.54**	68.22	77.59	85.37
Rest of USA	**26.39**	25.72	29.25	33.04
USA	**34.16**	33.49	38.09	42.64
London	**57.57**	55.02	55.02	59.74
Rest of Europe	**46.69**	45.38	45.10	46.58
Europe	**51.49**	49.66	49.50	52.41
Asia	**31.89**	29.80	32.70	29.37
Australasia	**33.59**	32.61	29.66	25.52
Group	**38.02**	36.65	38.23	39.21

Like for like statistics include

- Four Points Sunnyvale for 2003 and 2004
- Millennium Hotel Sydney and Quality Hotel Willis Street excluded from 2003 statistics
- The Millenium Hilton, New York is excluded from both 2003 and 2004 statistics. Including the Millenium Hilton in 2004 would produce the following statistics.

	3 months ended 31 March 2004	3 months ended 31 March 2003
OCCUPANCY (%)		
New York	78.4	81.2
USA	59.5	56.4
Group	68.7	64.9
AVERAGE ROOM RATE (£)		
New York	94.41	84.01
USA	64.43	59.38
Group	57.29	56.47
RevPAR (£)		
New York	74.02	68.22
USA	38.34	33.49
Group	39.36	36.65

Segmental information
for the three months ending 31 March 2004

	New York 2004 £m	Rest of USA 2004 £m	London 2004 £m	Rest of Europe 2004 £m	Asia 2004 £m	Australasia 2004 £m	Group 2004 £m
TURNOVER							
Hotel	15.7	21.1	17.2	22.1	32.5	13.3	121.9
Non-hotel	-	0.6	-	-	0.4	3.7	4.7
Total	15.7	21.7	17.2	22.1	32.9	17.0	126.6
HOTEL GROSS OPERATING PROFIT	2.3	2.3	8.3	6.1	11.4	6.4	36.8
Hotel fixed charges	(3.0)	(4.4)	(2.9)	(4.4)	(5.0)	(2.4)	(22.1)
HOTEL OPERATING PROFIT	(0.7)	(2.1)	5.4	1.7	6.4	4.0	14.7
NON-HOTEL OPERATING PROFIT	-	0.1	-	-	0.2	2.0	2.3
Profit before central costs	(0.7)	(2.0)	5.4	1.7	6.6	6.0	17.0
Other operating expenses							-
Central costs							(3.1)
GROUP OPERATING PROFIT							13.9
Share of operating profits of joint ventures	(0.5)				1.8		1.3
Profit on disposal of fixed assets							0.5
Net interest payable							(10.1)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION							5.6

Segmental information
for the three months ending 31 March 2003

Reported Currency	New York 2003 £m	Rest of USA 2003 £m	London 2003 £m	Rest of Europe 2003 £m	Asia 2003 £m	Australasia 2003 £m	Group 2003 £m
TURNOVER							
Hotel	12.5	23.2	15.6	21.1	33.6	13.1	119.1
Non-hotel	-	0.9	-	-	0.4	4.7	6.0
Total	12.5	24.1	15.6	21.1	34.0	17.8	125.1
HOTEL GROSS OPERATING PROFIT	2.5	2.9	7.5	5.8	11.2	5.8	35.7
Hotel fixed charges	(3.0)	(5.5)	(2.1)	(4.2)	(5.6)	(2.4)	(22.8)
HOTEL OPERATING PROFIT	(0.5)	(2.6)	5.4	1.6	5.6	3.4	12.9
NON-HOTEL OPERATING PROFIT	-	0.4	-	-	0.1	1.9	2.4
Profit before central costs	(0.5)	(2.2)	5.4	1.6	5.7	5.3	15.3
Other operating expenses	(2.6)						(2.6)
Central costs							(3.1)
GROUP OPERATING PROFIT							9.6
Share of operating profits of joint ventures	(0.5)				1.3		0.8
Profit on disposal of fixed assets							6.1
Net interest payable							(11.8)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION							4.7

For 2003 the New York hotel operating profit excludes pre-opening and legal fees with respect to the Millenium Hilton, these are disclosed in other operating expenses.

Consolidated statement
of total recognised gains and losses
for the three months ended 31 March 2004

	3 months ended 31 March 2004 £m Unaudited	3 months ended 31 March 2003 £m Unaudited	Year ended 31 December 2003 £m Audited
Profit for the financial period	**1.9**	1.6	11.1
(Loss)/gain on foreign currency translation	**(17.1)**	13.6	(55.6)
Deficit on revaluation of fixed assets	**-**	-	(2.4)
Total gains and losses recognised since last annual report	**(15.2)**	15.2	(46.9)

Note of historical costs profits and losses
for the three months ended 31 March 2004

	3 months ended 31 March 2004 £m Unaudited	3 months ended 31 March 2003 £m Unaudited	Year ended 31 December 2003 £m Audited
Reported profit on ordinary activities before taxation	**5.6**	4.7	18.7
Difference between a historical cost depreciation charge and the actual depreciation charge for the period calculated on the revalued amount	**0.2**	0.1	0.5
Historical profit on ordinary activities before taxation	**5.8**	4.8	19.2
Historical cost profit/(loss) for the period retained after taxation, minority interests and dividends	**2.1**	1.7	(6.1)

Consolidated balance sheet

	31 March 2004 £m Unaudited	31 March 2003 £m Unaudited	31 December 2003 £m Audited
Fixed assets			
Tangible assets	**2,065.2**	2,226.1	2,103.0
Investments in joint ventures			
Share of gross assets	**249.1**	289.3	256.6
Share of gross liabilities	**(173.5)**	(201.8)	(178.9)
Share of minority interests	**(19.6)**	(21.9)	(19.6)
Loans to joint ventures	**31.7**	36.7	32.7
	87.7	102.3	90.8
Investments in associated undertakings	**0.4**	2.2	0.5
Other investments	**0.8**	0.6	0.9
	88.9	105.1	92.2
	2,154.1	2,331.2	2,195.2
Current assets			
Stocks	**19.3**	15.1	16.0
Debtors falling due within one year	**64.5**	79.8	59.6
Debtors falling due after more than one year	**1.8**	2.2	1.9
	66.3	82.0	61.5
Cash and short term deposits	**46.4**	49.5	44.9
	132.0	146.6	122.4
Creditors: amounts falling due within one year			
Bank loans, overdrafts and finance lease obligations	**(64.6)**	(76.4)	(66.5)
Other liabilities	**(108.1)**	(174.5)	(111.7)
	(172.7)	(250.9)	(178.2)
Net current liabilities	**(40.7)**	(104.3)	(55.8)
Total assets less current liabilities	**2,113.4**	2,226.9	2,139.4
Creditors: amounts falling due after more than one year			
Bank loans, overdrafts and finance lease obligations	**(650.3)**	(676.5)	(659.3)
Other liabilities	**(10.8)**	(13.6)	(11.7)
	(661.1)	(690.1)	(671.0)
Provisions for liabilities and charges	**(54.5)**	(48.9)	(55.0)
Net assets	**1,397.8**	1,487.9	1,413.4
Capital and reserves			
Share capital	**85.0**	84.8	84.8
Share premium	**846.7**	845.6	845.8
Revaluation reserve	**292.5**	311.9	296.4
Profit and loss account	**48.2**	123.8	59.5
Shareholders' funds - equity	**1,272.4**	1,366.1	1,286.5
Minority interests – equity	**125.4**	121.8	126.9
Total Capital Employed	**1,397.8**	1,487.9	1,413.4

Consolidated Cash Flow Statement

CASH FLOW STATEMENT	**3 months ended 31 March 2004 £m Unaudited**	3 months ended 31 March 2003 £m Unaudited	Year ended 31 December 2003 £m Audited
Net cash inflow from operating activities	**5.5**	8.8	93.1
Dividends received from joint ventures	**-**	-	0.3
Returns on investments and servicing of finance	**(8.9)**	(10.8)	(45.5)
Taxation refund/(paid)	**1.3**	1.5	(5.3)
Capital expenditure and financial investment	**(0.8)**	(3.5)	(23.7)
Acquisitions and disposals	**-**	(2.6)	(28.0)
Equity dividends paid	**-**	-	(35.3)
Cash outflow before use of liquid resources and financing	**(2.9)**	(6.6)	(44.4)
Management of liquid resources	**(5.8)**	-	-
Financing			
Net cash from the issue of shares			
and purchase of minority interests	**1.0**	-	0.1
Increase/(decrease) in debt and lease financing	**2.5**	(2.2)	32.5
	3.5	(2.2)	32.6
Decrease in cash in the period	**(5.2)**	(8.8)	(11.8)

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

Decrease in cash in the period	**(5.2)**	(8.8)	(11.8)
Cash outflow from increase in liquid funds	**5.8**	-	-
Cash (inflow)/outflow			
from the (increase)/decrease in debt and lease financing	**(2.5)**	2.2	(32.5)
Change in net debt resulting from cash flows	**(1.9)**	(6.6)	(44.3)
Acquisitions	**-**	(12.7)	(12.6)
Deferred finance costs	**0.1**	-	0.4
Translation differences and other non-cash movements	**14.2**	(8.6)	51.1
Movement in net debt in the period	**12.4**	(27.9)	(5.4)
Net debt at the beginning of the period	**(680.9)**	(675.5)	(675.5)
Net debt at the end of the period	**(668.5)**	(703.4)	(680.9)

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	3 months ended 31 March 2004 £m Unaudited	3 months ended 31 March 2003 £m Unaudited	Year ended 31 December 2003 £m Audited
Operating profit	**13.9**	9.6	54.4
Depreciation	**8.9**	9.8	38.5
Tangible fixed assets written off	**-**	-	0.6
Gain on disposal of fixed assets	**(0.1)**	(0.1)	-
(Increase)/decrease in stocks	**(3.4)**	0.2	(0.3)
(Increase)/decrease in debtors	**(5.8)**	(11.6)	10.1
(Decrease)/increase in creditors	**(7.5)**	0.9	(9.7)
Decrease in provisions	**(0.5)**	-	(0.5)
Net cash inflow from operating activities	**5.5**	8.8	93.1

ANALYSIS OF NET DEBT

	As at 1 January 2004 £m	**Cashflow £m**	**Deferred finance Costs £m**	**Translation differences and other non cash movements £m**	**As at 31 March 2004 £m**
Cash	**31.8**	(5.8)	-	1.9	**27.9**
Overdrafts	**(1.5)**	0.6	-	-	**(0.9)**
		(5.2)			
Short term deposits	**13.1**	5.8	-	(0.4)	**18.5**
Debt due after one year	**(491.2)**	(2.1)	0.1	8.3	**(484.9)**
Debt due within one year	**(20.7)**	(0.1)	-	0.6	**(20.2)**
Finance leases	**(7.7)**	0.8	-	0.4	**(6.5)**
Bonds due after one year	**(162.1)**	(1.0)	-	2.6	**(160.5)**
Bonds due within one year	**(42.6)**	(0.1)	-	0.8	**(41.9)**
		(2.5)			
	(680.9)	(1.9)	0.1	14.2	**(668.5)**

ANALYSIS OF CASH FLOW FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT

	3 months ended 31 March 2004 £m	3 months ended 31 March 2003 £m	Year ended 31 December 2003 £m
Returns on investment and servicing of finance			
Interest received	**0.3**	0.6	2.2
Interest paid	**(9.1)**	(10.4)	(39.0)
Payment of interest on deferred consideration	**-**	-	(4.8)
Loan arrangement fees paid	**(0.1)**	(0.3)	(0.4)
Interest element of finance lease rental payments	**-**	(0.3)	(0.9)
Dividends paid to minorities	**-**	(0.4)	(2.6)
Net cash outflow for returns on investments and servicing	**(8.9)**	(10.8)	(45.5)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(3.0)**	(5.8)	(17.6)
Millennium Hilton New York capital expenditure	**-**	(6.3)	(14.7)
Proceeds from the sale of development properties	**-**	1.6	-
Proceeds from sale of investments	**-**	-	2.5
Sale of other fixed assets	**1.4**	6.7	6.1
Repayment from loans to associates and joint ventures	**0.8**	0.3	-
Net cash outflow for capital expenditure and financial investment	**(0.8)**	(3.5)	(23.7)
Acquisitions and disposals			
Acquisitions of subsidiary undertakings	**-**	(2.6)	(2.6)
Payment of deferred consideration	**-**	-	(25.4)
Net cash outflow for acquisitions and disposals	**-**	(2.6)	(28.0)
Management of liquid resources			
Cash placed on short term deposit	**(5.8)**	-	-
Net cash outflow from management of liquid resources	**(5.8)**	-	-
Financing			
Issue of shares			
Issue of shares from the exercise of options	**1.0**	-	0.1
	1.0	-	0.1
Drawdown of third party loans	**38.9**	59.8	304.7
Repayment of third party loans	**(35.6)**	(61.9)	(261.1)
Capital element of finance lease repayment	**(0.8)**	(0.1)	(11.1)
	2.5	(2.2)	32.5
Net cash inflow/(outflow) from financing	**3.5**	(2.2)	32.6

Notes

1 Basis of preparation These statements have been prepared under the historical cost convention, modified to include the revaluation of certain hotels. Preparation is in accordance with the Group's accounting policies as set out in the financial statements for the year ended 31 December 2003

The comparative figures for the financial year ended 31 December 2003 are not the Group's statutory accounts for that financial year but are abridged from them. Those accounts have been reported on by the Group's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under section 237 (2) and (3) of the Companies Act 1985.

2 Basis of consolidation The financial statements consolidate the accounts of Millennium & Copthorne Hotels plc and its subsidiary undertakings together with the Group's share of the net assets and results of its joint ventures and associated undertakings

The results of the subsidiary undertakings acquired are included in the profit and loss account from the effective date of acquisition. The Group's share of the results and the net assets of its associated undertakings and joint ventures are included in the consolidated profit and loss account and balance sheet under the equity method of accounting.

3 Taxation A tax charge has been accrued to reflect the estimated effective tax rate for the full year of 16.0% (2003 full year: 10.2%).

4 Earnings per share The basic earnings per share of 0.7p (2003: earnings per share of 0.6p) are based on a profit of £1.9 million (2003: profit of £1.6 million) and a weighted average number of shares in issue of 282.9 million (2003: 282.6 million) being the average number of shares in issue in the period. The fully diluted earnings per share of 0.7p (2003: earnings per share of 0.6p) are based on a weighted average number of shares in issue of 283.5 million (2003: 282.7 million) being the average number of shares in issue in the period adjusted for the exercise of dilutive share options.